                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                                 AMENDMENT NO. 1

                    INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13(d)-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)


                                  DSL.net, Inc.
                                  -------------
                                (Name of Issuer)


                    Common Stock, par value $0.0005 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   262506 10 8
                                   -----------
                                 (CUSIP Number)

 J. Stephan Dolezalek                            Ellen B. Corenswet
 VantagePoint Venture Partners                   Brobeck, Phleger & Harrison LLP
 1001 Bayhill Drive, Suite 300                   1633 Broadway, 47th Floor
 San Bruno, California  94006                    New York, NY 10019
 (650) 866-3100                                  (212) 581-1600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               December 30, 2001
                               -------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|








                         (Continued on following pages)

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 2 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT VENTURE PARTNERS III(Q), L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER                      0
         NUMBER OF           ---------------------------------------------------
           SHARES                8      SHARED VOTING POWER         60,772,148**
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9      SOLE DISPOSITIVE POWER                 0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10      SHARED DISPOSITIVE POWER    60,772,148**
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    60,772,148**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              48.94%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 1,361,037 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 29,705,555 shares of Common Stock and (c) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 29,705,555 shares of Common Stock.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 3 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT VENTURE PARTNERS III, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER                      0
         NUMBER OF           ---------------------------------------------------
           SHARES                8      SHARED VOTING POWER          7,423,774**
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9      SOLE DISPOSITIVE POWER                 0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10      SHARED DISPOSITIVE POWER     7,423,774**

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     7,423,774**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              10.31%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 168,218 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 3,627,777 shares of Common Stock and (c) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 3,627,777 shares of Common Stock.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 4 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT COMMUNICATIONS PARTNERS, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER                      0
         NUMBER OF           ---------------------------------------------------
           SHARES                8      SHARED VOTING POWER         35,840,096**
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9      SOLE DISPOSITIVE POWER                 0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10      SHARED DISPOSITIVE POWER    35,840,096**

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    35,840,096**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              41.20%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 13,562,330 shares of Common Stock, (b) warrants to purchase 55,544 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 11,111,111 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 11,111,111 shares of Common Stock.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 5 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT VENTURE PARTNERS 1996, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER                      0
         NUMBER OF           ---------------------------------------------------
           SHARES                8      SHARED VOTING POWER         29,031,156**
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9      SOLE DISPOSITIVE POWER                 0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10      SHARED DISPOSITIVE POWER    29,031,156**

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    29,031,156**
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              33.37%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 6,781,164 shares of Common Stock, (b) warrants to purchase 27,770 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 11,111,111 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 11,111,111 shares of Common Stock.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 6 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT ASSOCIATES, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER                          0
         NUMBER OF           ---------------------------------------------------
           SHARES                8  SHARED VOTING POWER      29,031,156(**)(***)
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9  SOLE DISPOSITIVE POWER                     0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10  SHARED DISPOSITIVE POWER 29,031,156(**)(***)

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             29,031,156(**)(***)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              33.37%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 6,781,164 shares of Common Stock, (b) warrants to purchase 27,770 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 11,111,111 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 11,111,111 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 7 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT COMMUNICATIONS ASSOCIATES, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER                          0
         NUMBER OF           ---------------------------------------------------
           SHARES                8  SHARED VOTING POWER      35,840,096(**)(***)
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9  SOLE DISPOSITIVE POWER                     0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10  SHARED DISPOSITIVE POWER 35,840,096(**)(***)

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             35,840,096(**)(***)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              41.20%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 13,562,330 shares of Common Stock, (b) warrants to purchase 55,544 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 11,111,111 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 11,111,111 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 8 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VANTAGEPOINT VENTURE ASSOCIATES III, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE

--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER                          0
         NUMBER OF           ---------------------------------------------------
           SHARES                8  SHARED VOTING POWER      68,195,922(**)(***)
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9  SOLE DISPOSITIVE POWER                     0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10  SHARED DISPOSITIVE POWER 68,195,922(**)(***)

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             68,195,922(**)(***)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              59.25%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 1,529,255 shares of Common Stock, (b) shares of Series X Preferred Stock currently convertible into 33,333,332 shares of Common Stock and (c) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 33,333,332 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D                PAGE 9 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JAMES D. MARVER
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES

--------------------------------------------------------------------------------
                                7 SOLE VOTING POWER                    133,300
         NUMBER OF           ---------------------------------------------------
           SHARES               8 SHARED VOTING POWER     133,067,174(**)(***)
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY              9 SOLE DISPOSITIVE POWER               133,300
         REPORTING           ---------------------------------------------------
        PERSON WITH            10 SHARED DISPOSITIVE POWER 133,067,174(**)(***)

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          133,200,474(***)(****)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              75.74%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 21,872,749 shares of Common Stock, (b) warrants to purchase 83,314 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 55,555,555 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 55,555,554 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

**** Includes (a) 133,300 shares of Common Stock issuable upon the exercise of stock options, (b) 21,872,749 shares of Common Stock, (c) warrants to purchase 83,314 shares of Common Stock, (d) shares of Series X Preferred Stock currently convertible into 55,555,555 shares of Common Stock and (e) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 55,555,554 shares of Common Stock.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D               PAGE 10 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ALAN E. SALZMAN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES

--------------------------------------------------------------------------------
                                 7 SOLE VOTING POWER                           0
         NUMBER OF           ---------------------------------------------------
           SHARES                8 SHARED VOTING POWER      133,067,174(**)(***)
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9 SOLE DISPOSITIVE POWER                      0
         REPORTING           ---------------------------------------------------
        PERSON WITH             10 SHARED DISPOSITIVE POWER 133,067,174(**)(***)

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            133,067,174(**)(***)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              75.66%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes (a) 21,872,749 shares of Common Stock, (b) warrants to purchase 83,314 shares of Common Stock, (c) shares of Series X Preferred Stock currently convertible into 55,555,555 shares of Common Stock and (d) shares of Series X Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of 55,555,554 shares of Common Stock.

*** Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

-----------------------                                  -----------------------
CUSIP NO. 262506 10 8             SCHEDULE 13D               PAGE 11 OF 18 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WILLIAM J. MARSHALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)
                   WC

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)              |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES

--------------------------------------------------------------------------------
                                 7  SOLE VOTING POWER                    333,250
         NUMBER OF           ---------------------------------------------------
           SHARES                8  SHARED VOTING POWER                        0
        BENEFICIALLY         ---------------------------------------------------
          OWNED BY               9  SOLE DISPOSITIVE POWER               333,250
         REPORTING           ---------------------------------------------------
        PERSON WITH             10  SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         333,250
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11               0.51%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. SECURITY AND ISSUER.

         This statement on Schedule 13D/A (the "STATEMENT") relates to shares of series X convertible preferred stock, par value $0.001 per share (the "SERIES X PREFERRED STOCK"), which are convertible into shares of common stock, par value $0.0005 per share (the "COMMON STOCK"), of DSL.net, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2. IDENTITY AND BACKGROUND.

    (a), (b), (c) and (f).

         This Statement is filed by (1) VantagePoint Venture Partners 1996, LP ("VPVP 1996 LP"), (2) VantagePoint Communications Partners, LP ("VP COMMUNICATIONS LP"), (3) VantagePoint Venture Partners III (Q), LP ("VPVP Q LP"), (4) VantagePoint Venture Partners III, LP ("VPVP III LP" and together with VPVP 1996 LP, VP Communications LP, VPVP Q LP, the "VANTAGEPOINT LPS"), (5) VantagePoint Associates, LLC ("VP ASSOCIATES LLC"), (6) VantagePoint Communications Associates, LLC ("VP COMMUNICATIONS LLC"), (7) VantagePoint Venture Associates III, LLC ("VPV ASSOCIATES III LLC"), (8) James D. Marver, (9) Alan E. Salzman and (10) William J. Marshall. Messrs. Marver, Salzman and Marshall, together with the VantagePoint LPs, VP Associates LLC, VP Communications LLC and VPV Associates III LLC are hereinafter referred to as the "REPORTING PERSONS."

         VPVP 1996 LP is a Delaware limited partnership with VP Associates LLC as its general partner. VP Communications LP is a Delaware limited partnership with VP Communications LLC as its general partner. VPVP Q LP and VPVP III LP are Delaware limited partnerships with VPV Associates III LLC as their general partner. James D. Marver and Alan E. Salzman are managing members and William J. Marshall a member of VP Associates LLC, VP Communications LLC and VPV Associates III LLC, all of which are Delaware limited liability companies. The principal business of the Reporting Persons is to provide early stage venture capital financing and active assistance to information technology companies. The address of each of the Reporting Persons is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066. Each of Messrs. Marver, Salzman and Marshall are citizens of the United States.

         In connection with the sale by the Company of series Y convertible preferred stock, par value $0.001 per share (the "SERIES Y PREFERRED STOCK") to a group of investors (the "SERIES Y INVESTORS"), the VantagePoint LPs entered into the following agreements with the Company and the Series Y
Investors: (1) the Stockholders Agreement dated December 24, 2001 (the "STOCKHOLDERS AGREEMENT"); (2) the VantagePoint Voting Agreement dated December 24, 2001 (the "VANTAGEPOINT VOTING AGREEMENT"); and (3) the Series Y Investors Voting Agreement dated December 24, 2001 (the "SERIES Y INVESTORS VOTING AGREEMENT," and together with the VantagePoint Voting Agreement, the "VOTING AGREEMENTS") attached as Exhibits 99.02, 99.03 and 99.04, respectively, to the Form 8-K filed by the Company with the Securities and Exchange Commission ("SEC") on January 10, 2002 (the "FORM 8-K"). By virtue of such agreements,

                               Page 12 of 18 Pages

(i) the VantagePoint LPs and the Series Y Investors have agreed to vote their shares of Series X Preferred Stock, Series Y Preferred Stock and Common Stock with respect to certain matters further described in Items 5 and 6 below and
(ii) may be deemed to have formed a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") that is composed of each of the Reporting Persons and the reporting persons (as specified below, the "SERIES Y GROUP") identified in the Schedule 13D filed by the Series Y Group with the SEC on January 7, 2002 (the "SERIES Y SCHEDULE 13D"). Each Reporting Person hereby expressly disclaims beneficial ownership of the shares of Series Y Preferred Stock and any shares of Common Stock into which the Series Y Preferred Stock is or becomes convertible, and any other equity securities of the Company, held by the Series Y Group. Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons. Reference is made to the Series Y Schedule 13D for additional information relating to the Series Y Group. Based on the Series Y Schedule 13D, the Series Y Group consists of the following: (1) Columbia Capital Equity Partners III (QP), L.P. a Delaware limited partnership, (2) Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership, (3) Columbia Cardinal Partners, LLC, a Virginia limited liability company, (4) Columbia Broadslate Partners, LLC, a Virginia limited liability company, (5) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership, (6) Columbia Capital Equity Partners, III, L.P., a Delaware limited partnership, (7) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company,
(8) Columbia Capital, L.L.C., a Delaware limited liability company, (9) Columbia Capital III, LLC, a Delaware limited liability company, (10) Harry F. Hopper, III, a United States citizen, (11) James B. Fleming, Jr., a United States citizen, (12) R. Philip Herget, III, a United States citizen, (13) The Lafayette Investment Fund, L.P., a Delaware limited partnership, (14) Lafayette Investment Partners, L.P., a Delaware limited partnership, (15) Lafayette Private Equities, Inc., a Delaware corporation, (16) Charles River Partnership X, A Limited Partnership, a Delaware limited partnership, (17) Charles River Partnership X-A, A Limited Partnership, a Delaware limited partnership, (18) Charles River X GP, LLC, a Delaware limited liability company, (19) Charles River Friends X-B, LLC, a Delaware limited liability company, (20) Charles River Friends, Inc., a Delaware corporation, (21) Charles River Friends X-C, LLC, a Delaware limited liability company, (22) N.I.G. Broadslate, Ltd., a Cayman Island's company with limited liability, and (23) George Nasra, a resident of Kuwait.

    (d) and (e).

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase of Series X Preferred Stock by the VantagePoint LPs as reported in Item 4 below was funded by available cash of each of the respective VantagePoint LPs.


                               Page 13 of 18 Pages

Item 4. PURPOSE OF TRANSACTION.

         The purpose of the transaction by the Reporting Persons is additional investment in the Company.

         Pursuant to the Series X Preferred Stock Purchase Agreement, dated November 14, 2001 (the "PURCHASE AGREEMENT"), by and among the Company and the VantagePoint LPs, the VantagePoint LPs agreed to purchase an aggregate of 6,000 shares of Series X Preferred Stock at an initial closing, and up to an aggregate of an additional 14,000 shares of Series X Preferred Stock from the Company at subsequent closings as described in the Purchase Agreement, for a purchase price of $1,000 per share. The 6,000 shares of Series X Preferred Stock purchased at the initial closing, which occurred on November 14, 2001, are initially convertible into an aggregate of 33,333,333 shares of Common Stock. The 4,000 shares of Series X Preferred Stock purchased at the second closing, which occurred on December 12, 2001, are initially convertible into 22,222,222 shares of Common Stock. If all of the additional shares of Series X Preferred Stock are purchased at subsequent closings, they will be initially convertible into an aggregate of an additional 55,555,555 shares of Common Stock, for a total number of shares issuable under the Purchase Agreement of 111,111,111.

         Pursuant to the Company's Certificate of Designation of the Series X Preferred Stock (the "SERIES X DESIGNATION"), so long as at least 50% of the Series X Preferred Stock issued pursuant to the Series X Convertible Preferred Purchase Agreement (the "SERIES X PURCHASE AGREEMENT," which was filed as Exhibit B to the Schedule 13D filed by the Reporting Persons with the SEC on November 26, 2001) remains outstanding, the holders of Series X Preferred Stock, voting as a separate series, are entitled to elect a majority of the directors of the Company. Pursuant to the Stockholders Agreement, the VantagePoint LPs and the Series Y Investors have agreed to vote the shares of Capital Stock owned by them in favor of certain director designees, as more fully described in Item 6 of this Statement.

         Pursuant to the Voting Agreements, the VantagePoint LPs and the Series Y Investors have agreed to vote, at a special stockholders' meeting to be called for this purpose, the shares of capital stock owned by them in favor of the issuance of the Series Y Preferred Stock and certain amendments to the Company's Certificate of Incorporation, as more fully described in Item 6 of this Statement.

         All references to the Stockholders Agreement and the Voting Agreements are qualified in their entirety by the full text of such agreements, which are filed as Exhibits 99.02, 99.03 and 99.04 to the Form 8-K and incorporated by reference in this Statement.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b).

         (i) The information in Items 1 and 7 through 11 on pages 2 through 11 of this Statement is incorporated by reference in this Statement.

         (ii) Based upon information provided by the Series Y Investors in the Series Y


                               Page 14 of 18 Pages

Schedule 13D, the members of the Series Y Group beneficially own, collectively, 6,469 shares of Series Y Preferred Stock, convertible into 12,938,000 shares of the Company's Common Stock and representing the right to 6,329,916.50 votes on a Common Stock equivalent basis. With respect to those matters on which they vote together under the Stockholders Agreement and the Voting Agreements, the shares of capital stock held by the Reporting Persons and the Series Y Investors constitute 56.42% of the voting power represented by all shares of Common
Stock outstanding (including for this purpose (1) the shares of Series X Preferred Stock and Series Y Preferred Stock currently held by the Reporting Persons and the Series Y Investors and (2) 83,314 shares of Common Stock issuable upon the exercise of warrants held by the VantagePoint LPs). Assuming that the Reporting Persons purchase all of the shares of Series X Preferred Stock which they are entitled to purchase and the Series Y Investors purchase all of the shares of Series Y Preferred Stock that they are entitled to purchase under their respective purchase agreements, the shares of capital stock held by the Reporting Persons and the Series Y Investors will constitute 69.52% of the voting power of the Company on a Common Stock equivalent basis. By virtue of the Stockholders Agreement and the Voting Agreements, the VantagePoint LPs and the Series Y Investors may be deemed to have formed a group (within the meaning of Section 13(d) of the Exchange Act) that is comprised of each Reporting Person and each member of the Series Y Group. Each Reporting Person hereby expressly disclaims beneficial ownership of the shares of Series Y Preferred Stock and any shares of Common Stock into which the Series Y Preferred Stock is or becomes convertible, and any other equity securities of the Company, held by the Series Y Group. Each of the Reporting Persons, other than the VantagePoint LPs, expressly disclaims beneficial ownership of the shares of capital stock of the Company owned by all other Reporting Persons.

         (c). None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement since November 26, 2001, the date on which the Schedule 13D was filed with the SEC.

         (d) and (e).

                  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Statement, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

         The Stockholders Agreement provides the following:

         Governance Provisions. Pursuant to Section 1.1 of the Stockholders Agreement, the Company's Board of Directors is fixed at no greater than eight members, comprised as follows: (1) two are designated representatives of the VantagePoint LPs (the "VANTAGEPOINT


                               Page 15 of 18 Pages

DIRECTORS"), (2) one additional representative (the "ADDITIONAL VP DIRECTOR") of VantagePoint, who must initially be unaffiliated with the VantagePoint LPs and approved by the holders of at least a majority of the outstanding shares of Series Y Preferred Stock, which Additional VP Director shall be one of the four directors elected by the holders of the Series X Preferred Stock, voting as a separate series, in accordance with the Series X Designation, (3) so long as at least 4,000 shares of Series Y Preferred Stock are outstanding, one designated representative of the holders of at least a majority of the outstanding shares of Series Y Preferred Stock (the "SERIES Y DIRECTOR"), who shall be one of the four directors elected by the holders of the Series X Preferred Stock, (4) the Company's Chief Executive Officer (the "CEO DIRECTOR"); and (5) two or more independent directors, who shall be nominated by the Company's nominating committee and none of whom shall be an affiliate of any VantagePoint LP or any Series Y Investor (the "INDEPENDENT DIRECTORS"). The VantagePoint LPs and the Series Y Investors are required to vote their shares of capital stock in favor of the foregoing board composition.

         Creation of Senior or Pari Passu Securities. Pursuant to Section 2.1 of the Stockholders Agreement, for so long as at least 3,750 shares of Series Y Preferred Stock are outstanding, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the VantagePoint LPs shall not vote their shares of capital stock of the Company to authorize or issue, or obligate the Company to issue, (i) any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to the Series Y Preferred Stock or (ii) prior to June 28, 2002, any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges pari passu with the Series Y Preferred Stock.

         Change of Control. Pursuant to Section 2.2 of the Stockholders Agreement, prior to June 28, 2002, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the VantagePoint LPs shall not vote their shares of capital stock of the Company to authorize the Company to consummate a change of control transaction, or to dissolve, liquidate or wind up the Company, unless in such transaction or series of transactions each share of Series Y Preferred Stock, calculated on an as-if-converted-to-common stock basis (as adjusted for stock splits, stock dividends, recapitalizations or the like affecting the Common Stock), is entitled to receive (A) no less than $1.00 in cash, (B) freely marketable securities with the fair market value equal to at least $1.00 per share (determined in accordance with Section 2(c)(ii) of the Series Y Certificate of Designation), or (C) cash and such securities with a combined value equal to at least $1.00. Pursuant to Section 2.3 of the Stockholders Agreement, Sections 2.1 and 2.2 of the Stockholders Agreement terminate upon automatic conversion of both the Series X Preferred Stock and Series Y Preferred Stock in accordance with the Company's Certificate of Incorporation.

         Registration Rights. Article III of the Stockholders Agreement sets forth certain registration rights between the Company, the VantagePoint LPs and the Series Y Investors. Commencing July 1, 2001, one or more holders of at least 50% of the shares held by the stockholders who are parties to the Stockholders Agreement are entitled to demand registration with respect to their Common Stock. These rights are subject to the Company's right to defer the timing of a demand registration and an underwriter's right to cut back shares in an underwritten


                               Page 16 of 18 Pages
offering. In addition to these demand rights, parties to the Stockholders Agreement are entitled to "piggy back" registration rights with respect to certain proposed sales of the Company's securities.

         The Voting Agreements provide the following:

         Section 2 of the respective Voting Agreements obligates the VantagePoint LPs and the Series Y Investors to vote in favor of (i) the issuances of the Series Y Shares as proposed under the Series Y Preferred Stock Purchase Agreement dated December 24, 2001 among the Company and the Series Y Investors (the "SERIES Y PURCHASE AGREEMENT"), filed as Exhibit 99.01 to the Form 8-K and (ii) each of the amendments to the Company's certificate of incorporation as required under the Series Y Purchase Agreement (see the first sentence of Section 2.4 of the Series Y Purchase Agreement). Under Section 3 of the VantagePoint Voting Agreement, the VantagePoint LPs may not, without the prior written consent of the Company and the Series Y Investors holding a majority of the shares of Series Y Preferred Stock issued under the Series Y Purchase Agreement, (i) transfer any or all of their respective shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares; or (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; provided that the VantagePoint LPs may transfer up to an aggregate of 12,000,000 shares of Common Stock (plus an additional amount of shares of Common Stock equal to the number of shares of Common Stock that are beneficially owned by persons other than the VantagePoint LPs that become subject to the VantagePoint Voting Agreement as Stockholders after the date thereof) without the consent of the Company and the Series Y Investors.

         Under Section 3 of the Series Y Investors Voting Agreement, the Series Y Investors may not (i) transfer any or all of their respective shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares; or (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares unless prior to such transfer such transferee executes the Series Y Investors Voting Agreement.

         Irrevocable Proxy. Under Section 4 of the VantagePoint Voting Agreement, each of the VantagePoint LPs appointed partners of Columbia Capital LLC, one of the Series Y Investors, as proxy and attorney-in-fact (with full power of substitution), to vote each respective stockholder's shares at any meeting of stockholders of the Company, in favor of the matters described above. Under Section 4 of the Series Y Investors Voting Agreement, each of the Series Y Investors appointed certain officers of the Company as proxy and attorney-in-fact (with full power of substitution), to vote each respective stockholder's shares at any meeting of stockholders of the Company, in favor of the matters described above.

         The descriptions of the Series Y Purchase Agreement, Stockholders Agreement and Voting Agreements in this Statement are qualified in their entirety by the full text of such agreements which are attached as Exhibits 99.01, 99.02, 99.03 and 99.04 to the Form 8-K and are


                               Page 17 of 18 Pages
incorporated by reference in this Statement.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         A.       Agreement of Joint Filing, dated as of November 21, 2001.*

         B. Series X Preferred Stock Purchase Agreement, dated November 14, 2001, by and among DSL.net, Inc. and the investors listed on SCHEDULE A thereto.*



* Previously filed as Exhibit to Schedule 13D filed with the SEC on November 26, 2001.



                               Page 18 of 18 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.




Dated:  January 14, 2002


                              VANTAGEPOINT VENTURE PARTNERS III(Q), L.P.

                              By: VantagePoint Venture Associates III, L.L.C. its general partner

                              By: /s/ James D. Marver
                                  -----------------------------------
                              Name: James D. Marver,
                              Managing Member


                              VANTAGEPOINT VENTURE PARTNERS III, L.P.

                              By: VantagePoint Venture Associates III, L.L.C. its general partner

                              By: /s/ James D. Marver
                                  ------------------------------------
                              Name: James D. Marver,
                              Managing Member


                              VANTAGEPOINT COMMUNICATIONS PARTNERS, L.P.

                              By: VantagePoint Communications Associates, L.L.C. its general partner

                              By: /s/ James D. Marver
                                  -----------------------------------
                              Name: James D. Marver,
                              Managing Member


                              VANTAGEPOINT VENTURE PARTNERS 1996, L.P.

                              By: VantagePoint Associates, L.L.C.
                              its general partner

                              By: /s/ James D. Marver
                                  ----------------------------------
                              Name: James D. Marver,
                              Managing Member

                               VANTAGEPOINT VENTURE ASSOCIATES III, L.L.C.

                               By: /s/ James D. Marver
                                   ----------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT COMMUNICATIONS ASSOCIATES, L.L.C.

                               By: /s/ James D. Marver
                                   ----------------------------------
                               Name: James D. Marver,
                               Managing Member


                               VANTAGEPOINT ASSOCIATES III, L.L.C.

                               By: /s/ James D. Marver
                                   ----------------------------------
                               Name: James D. Marver,
                               Managing Member



                               /s/ James D. Marver
                               ------------------------
                               James D. Marver


                               /s/ Alan E. Salzman
                               ------------------------
                               Alan E. Salzman


                               /s/ William J. Marshall
                               ------------------------
                               William J. Marshall